SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:  Gish Biomedical, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  376360103000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    November 16, 1998


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement:       (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   37636013000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a) XX   (b)

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   399,850

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  399,850

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   399,850

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   11.59%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   37636013000


1.       NAME OF REPORTING PERSON:   Howard F. Bovers

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a) XX   (b)

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   10,500

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  10,500

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   10,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   .3%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER

     This Schedule 13D (this "Schedule") relates to the purchase by Asset Value Fund Limited Partnership ("Asset Value") and Howard F. Bovers of the common stock, no par value per share ("Shares") of Gish Biomedical, Inc., a California corporation (the "Company" or "Gish"). Gish's principal executive offices are located at 2681 Kelvin Avenue, Irvine, California 92614.

Item 2.  IDENTITY AND BACKGROUND

     (a), (b) and (c). Asset Value is a limited partnership engaged in investing in securities. The sole general partner of Asset Value is Asset Value Management, Inc., ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc. ("Kent"), a public company, the principal business of which is the operation of T. R. Winston &
Company, Inc. ("TRW"), its wholly-owned subsidiary. TRW is a broker-dealer registered with the National Association of Securities Dealers, Inc. Asset Value, Asset Value Management, Kent and TRW maintain offices at 376 Main Street, Bedminster, New Jersey 07921. (See Exhibits A and B for information about the executive officers and directors of Asset Value Management and Kent, respectively, including addresses and principal businesses or occupations.)

     Mr. Bovers is the President and majority shareholder of Bradford Trading Company, an investment management and venture capital firm whose principal business address is P.O. Box 3364, Vero Beach, Florida 32964.

     (d) During the past five years, none of Asset Value, Mr. Bovers, Asset Value Management, Kent, and any of the persons listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of Asset Value, Mr. Bovers, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Asset Value is a New Jersey limited partnership, and Asset Value Management and Kent are Delaware corporations. TRW is a New Jersey corporation. Mr. Bovers and all individuals listed on Exhibits A and B are citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Through November 25, 1998, Asset Value has acquired 399,850 Shares at an aggregate purchase price of $1,001,514.42, and Howard F. Bovers has acquired 10,500 Shares at an aggregate purchase price of $31,655.50, including brokerage commissions where applicable. Asset Value purchased the Shares with its cash reserves and Mr. Bovers purchased his Shares with personal funds. During the same period Asset Value also sold 82,670 Shares for proceeds of $213,499.27.

Item 4.  PURPOSE OF TRANSACTION.

     Asset Value selected Gish as an investment candidate because it believed its Shares were undervalued in the marketplace. Asset Value offered Citadel Holding Corporation ("CHC") an opportunity to participate in acquiring Shares. Based on information and belief, CHC, which is not affiliated with Asset Value, is filing its own Schedule 13D in connection with its ownership of Shares.

     On November 16, 1998, Asset Value sold to CHC half of the Shares owned by Asset Value at Asset Value's average cost ($2.59 per Share) and later that same date shared equally in the purchase of an additional block of Shares at $2.50 per Share. After the transactions Asset Value and CHC each owned 397,150 Shares at an average cost of $2.51 per Share. By cumulating votes at the Annual Meeting held on November 18, 1998, Asset Value elected to the Gish board, Howard F. Bovers, currently the Vice Chairman of Asset Value's affiliate, T. R. Winston & Company, Inc.

     Asset Value and CHC have not entered into any formal agreement either written or oral with respect to the Gish investment. The two companies have determined to proceed independently and to make decisions about when and whether to cooperate with respect to this investment on an ad hoc basis. Asset Value is analyzing the assets, business, prospects and opportunities of Gish for the purpose of determining a future course with respect to the investment which could in the future, although there is no current intention, result in seeking control of Gish either by acquiring sufficient Shares by tender offer, private purchase or by ordinary market transactions or by soliciting proxies to elect a majority of nominees to the Gish board.

     To date, purchases of Shares have been shared almost equally, but neither Asset Value nor CHC has committed to the other to continue acquiring Shares or to continue holding Shares once acquired. Moreover, each of them is free to sell Shares although it is likely that Shares would first be offered to the other participant before such Shares were sold to another party.

     Asset Value retains the right to take any step in the future with respect to its Gish investment, either alone or in conjunction with CHC, including actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

     Irrespective of the foregoing or any other conditions or considerations, Asset Value may determine to buy additional Shares or sell Shares as it deems in its own best interests.

Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on November 25, 1998, Asset Value owned an aggregate of 399,850 Shares, or approximately 11.59% and Mr. Bovers owned an aggregate of 10,500 Shares, or approximately .3%.

     (b) Asset Value and Mr. Bovers have the sole power to vote and dispose of 399,850 Shares (or approximately 11.59%) and 10,500 Shares (or approximately
 .3%), respectively.

     Percentage ownership is based upon the total Shares reported as outstanding in the Company's Form 10-Q for the quarter ended September 30, 1998.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares effected by Asset Value and Mr. Bovers in the sixty days preceding the date of this Statement, the dates of such transactions, and the per Share purchase or sales price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Executive Officers and Directors of Asset Value Management Exhibit B - Executive Officers and Directors of Kent
         Exhibit C -  Transactions in Shares for the past 60 days

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 25, 1998


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary




                                       /s/ Howard F. Bovers
                                      --------------------------------
                                      Howard F. Bovers

                                   EXHIBIT A

              ASSET VALUE MANAGEMENT (See Item 2 of this Schedule)

                        Executive Officers and Directors


NAME AND BUSINESS ADDRESS                    PRESENT POSITION(S) WITH ADDRESS
-------------------------                    ---------------------------------
Paul O. Koether                              See Exhibit B for information about
                                             Mr. Koether

John W. Galuchie, Jr.                        See Exhibit B for information about
                                             Mr. Galuchie

                                   EXHIBIT B

                       KENT (See Item 2 of this Schedule)

                        Executive Officers and Directors

NAME AND BUSINESS ADDRESS*                   PRESENT POSITION(S) WITH ADDRESS*
-------------------------                    ---------------------------------
Paul O. Koether                              Chairman, President and Director
                                             of Kent

                                             Registered Representative, Chairman
                                             and Director of TRW

                                             President and Director of Asset
                                             Value Management

                                             Chairman  and  Director of
                                             Pure World, Inc. ("Pure World")
                                             (Pure World develops, manufactures
                                             and sells natural ingredients
                                             which principally are derived
                                             from plant materials (botanicals)
                                             using its proprietary extraction
                                             technology for the cosmetic, food
                                             and flavor, nutraceutical and
                                             pharmaceutical industries.)

                                             Chairman, President and Director of
                                             Sun Equities Corporation ("Sun")
                                             (Sun is a closely-held private
                                             company, the business of which is
                                             to own shares of other
                                             corporations.  Sun and parties
                                             affiliated with Sun own
                                             approximately 38 percent of Pure
                                             World's outstanding common stock.)

                                             General Partner
                                             Shamrock Associates
                                             (Investment limited partnership;
                                             owner of approximately 40 percent
                                             of Kent's outstanding common
                                             stock.)

                                             Chairman, President and Director
                                             American Metals Service, Inc.
                                             ("AMTS")
                                             (Engaged in redeploying its
                                             assets.)

                                             Chairman and Director
                                             Cortech, Inc. ("Cortech")
                                             6850 N. Broadway
                                             Denver, CO  80221
                                             (A biopharmaceutical company where
                                             research and development efforts
                                             have focused primarily on
                                             bradykinin antagonists and protease
                                             inhibitors.)


*Unless otherwise designated, the address of the executive officers, directors, and companies referred herein, is 376 Main Street, Bedminster, New Jersey 07921.


John W. Galuchie, Jr.                        Vice President and Treasurer of
                                             Kent

                                             Secretary, Treasurer and Director
                                             of Asset Value Management

                                             Registered Representative,
                                             President, Treasurer and Director
                                             of TRW

                                             Vice President and Director of Sun

                                             Executive Vice President, Treasurer
                                             and Secretary of Pure World

                                             Vice President, Treasurer and
                                             Director of AMTS

                                             President and Director
                                             of Cortech


M. Michael Witte                             Director of Kent
1120 Granville Avenue
Suite 102                                    President
Los Angeles, CA  90049                       M.M. Witte & Associates, Inc.
("1120 Granville")                           1120 Granville
                                             (Oil and gas consulting and
                                             investment management)

                                             President and Chief Executive
                                               Officer
                                             South Coast Oil Corporation
                                             800 W. 6th Street
                                             Pacific Financial Center
                                             Suite 1600
                                             Los Angeles, CA  90017
                                             (Oil and gas exploration and
                                             production)


Casey K. Tjang                               Director of Kent
350 Fifth Avenue
Empire State Building                        Chief Financial Officer, Secretary
Room 3922                                      and Director
New York, NY  10118                          Leading Edge Packaging, Inc.
("350 Fifth")                                350 Fifth
                                             (Marketing wholesaler and
                                             distribution of consumer product
                                             packagings)


Mathew E. Hoffman, Esq.                      Director of Kent
425 Park Avenue
New York, NY  10022                          Head of Litigation
("425 Park")                                 Todtman, Nachamie, Hendler & Spizz
                                               P.C.
                                             425 Park
                                             (Law firm)



                                   EXHIBIT C

                   Transactions in Shares for the Past 60 Days


Shares purchased by Asset Value:


                                NUMBER OF                        PRICE
  DATE                       SHARES PURCHASED                  PER SHARE*
--------                --------------------------         ------------------
10/06/98                     6,700                           2.50
10/07/98                       500                           2.375
10/08/98                       700                           2.375
10/09/98                     2,000                           2.375
10/12/98                     1,000                           2.375
10/13/98                       100                           2.375
10/15/98                       200                           2.0625
10/16/98                       220                           2.0625
10/20/98                       600                           2.0625
11/05/98                     5,000                           2.125
11/16/98                   350,150                           2.50
11/18/98                     2,700                           2.75


*   Exclusive of brokerage commissions.





Shares sold by Asset Value:

                                 NUMBER OF                    PRICE
  DATE                          SHARES SOLD                  PER SHARE*
--------                  ----------------------         ------------------
10/30/98                     1,000                          $2.8125
11/04/98                       600                           2.625
11/06/98                     1,000                           2.25
11/11/98                     7,570                           2.375
11/16/98                    47,000                           2.5913


*   Exclusive of brokerage commissions.






Shares purchased by Howard F. Bovers:


                                NUMBER OF                        PRICE
  DATE                       SHARES PURCHASED                  PER SHARE*
--------                --------------------------         ------------------
11/12/98                     100                            $2.375
11/23/98                   4,000                             3.00
11/24/98                   4,100                             3.00
11/25/98                   2,300                             3.00

*   Exclusive of brokerage commissions.
